FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


                                ORTHOLOGIC CORP.
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             (Exact name of registrant as specified in its charter)

            Delaware                                     86-0585310
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


      2850 South 36th Street, Suite 16, Phoenix, Arizona                85034
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(Address of principal executive office)                               (Zip Code)


   Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                       Name of each exchange on which
   to be so registered                       each class is to be registered


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         If this Form relates to the  registration of a class of debt securities and is effective upon filing pursuant to General  Instruction  A.(c)(1),  please
check the following box.                                                     [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.                        [ ]

         Securities to be registered pursuant to Section 12(g) of the Act:

         Rights to Purchase 1/100 of a Share of Series A Preferred Stock
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                                 (Title of class)


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                                 (Title of class)

Item 1.   Description of Registrant's Securities to Be Registered.
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                  On February  21, 1997,  the Board of  Directors of  OrthoLogic
Corp. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $.0005 per share (a "Common Share"), of the Company to stockholders of record at the close of business on March 12, 1997 (the "Record Date"). Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $.0005 per share ("Series A Shares"), at a price of $25.00 (the "Purchase Price"), subject to adjustment. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Bank of New York, as Rights Agent.

                  Initially, no separate Right Certificates will be distributed. Until the earlier to occur of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares or (b) 15 business days following the commencement of a tender offer or exchange offer if, upon consummation hereof, such person or group would be the beneficial owner of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Separation Date"), the Rights will be evidenced, with respect to any Common Shares outstanding as of the Record Date, by the certificates representing such Common Shares. The Rights Agreement provides that, until the Separation Date, the Rights will be transferred with, and only with, Common Share certificates. From as soon as practicable after the Record Date and until the Separation Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Separation Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Separation Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Separation Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Separation Date and will expire on March 11, 2007, unless earlier redeemed by the Company as described below.

                  In the event that, at any time following the Separation  Date,
(a) the Company is the surviving corporation in a merger with an Acquiring Person and the Company's Common Shares are not changed or exchanged, (b) a person (other than the Company and its affiliates) becomes the beneficial owner of 20% or more of the then outstanding Common Shares, (c) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or (d) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person's ownership interest being increased by more than one percent (e.g., a reverse stock split), the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter be entitled to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

                  In the event that, at any time following the first date of public announcement by the Company or an Acquiring Person indicating that an Acquiring Person has become such (the "Shares Acquisition Date"), (a) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (b) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Shares are changed or exchanged or (c) 50% or more of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, common shares of the acquiring company having a value equal to two times the exercise price of the Right.

                  The Board may, at its option, at any time after the right of the Board to redeem the Rights has expired or terminated (with certain exceptions), exchange all or part of the then outstanding and exercisable Rights (other than those held by the Acquiring Person and Affiliates and Associates of the Acquiring Person) for Common Shares at a ratio of one Common Share per Right, as adjusted; provided, however, that such Right cannot be exercised once a Person, together with such Person's Affiliates and Associates, becomes the owner of 50% or more of the Outstanding Common Shares. If the Board authorizes such an exchange, the Rights will immediately cease to be exercisable.

                  Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in the fourth and fifth paragraphs of this Summary, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

                  The Purchase Price payable, and the number of Series A Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a dividend of Series A Shares on, or a subdivision, combination or reclassification of, the Series A Shares, (b) upon the grant to holders of the Series A Shares of certain rights or warrants to subscribe for Series A Shares or securities convertible into Series A Shares at less than the current market price of the Series A Shares or (c) upon the distribution to holders of the Series A Shares of debt securities or assets (excluding regular quarterly cash dividends and dividends payable in Series A Shares) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares that are not integral multiples of one one-hundredth of a Series A Share will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price of the Series A Shares on the last trading date prior to the date of exercise.

                  At any time after the date of the Rights Agreement until 10 Business Days following the Shares Acquisition Date, the Board of Directors of the Company (the "Board"), with the concurrence of a majority of the Independent Directors (those members of the Board who are not officers or employees of the Company or of any Subsidiary of the Company and who are not Acquiring Persons or their Affiliates, Associates, nominees or representatives, and who either (a) were members of the Board prior to the time any person became an Acquiring Person or (b) were subsequently elected to the Board and were recommended for election or approved by a majority of the Independent Directors then on the Board), may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the "Redemption Price"). Thereafter, the Board may only redeem the Rights in certain specified circumstances including in connection with certain events not involving an Acquiring Person or an Affiliate or Associate of an Acquiring Person. In addition, the Company's right of redemption may be reinstated if (a) an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding Common Shares in a transaction or series of transactions not involving the Company and (b) there is at such time no other Acquiring Person. The Rights Agreement may also be amended, as described below, to extend the period of redemption. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will no longer be exercisable, except upon the occurrence of certain events that have the effect of deferring the effective time of the redemption. In general, thereafter the only right of the holders of Rights will be to receive the Redemption Price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the Acquiring Person as set forth above.

                  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board with the concurrence of a majority of the Independent Directors or by special approval of the stockholders of the Company prior to the Separation Date. Thereafter, the period during which the Rights may be redeemed may be extended (by action of the Board, with the concurrence of a majority of the Independent Directors or by special approval of the stockholders of the Company), and other provisions of the Rights Agreement may be amended by action of the Board with the concurrence of a majority of the Independent Directors or by special approval of the shareholders of the Company; provided, however, that
(a) such amendment will not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) and (b) no amendment shall be made at such time as the Rights are no longer redeemable (except for the possibility of the right of redemption being reinstated as described above).

                  A copy of the Rights Agreement is filed with the Securities and Exchange Commission as an Exhibit to this Right on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

         The Series A Shares may not be redeemed by the Company. Each Series A Share will have a minimum cumulative preferential quarterly dividend rate of $10.00 per share, or, subject to adjustment, 100 times the aggregate dividend declared per Common Share. In the event of liquidation, the holders of the Series A Shares will receive a preferred liquidation payment of $100.00 per share provided that the holders of Series A Shares shall be entitled to receive an aggregate amount per share, subject to adjustment, equal to 100 times the aggregate amount to be distributed per Common Share.

         The Series A Shares will generally have no voting rights except as provided in the Company's Certificate of Incorporation, as amended, or as otherwise required by law.

         As of February 21, 1997, there were 25,031,846 Common Shares outstanding, and 2,534,644 Common Shares reserved for issuance pursuant to outstanding options and warrants. Each outstanding Common Share on March 12, 1997 will receive one Right as long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share, so that all such shares will have attached Rights. Three hundred thousand (300,000) Series A Shares have been reserved for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause dilution to a person or group that attempts to acquire the Company (without conditioning the offer on any substantial number of Rights being simultaneously acquired) in a transaction which the Board of Directors does not approve as in the best interest of the Company and its shareholders.

         The form of Rights Agreement between the Company and Bank of New York specifying the terms of the Rights, along with Exhibit A thereto (the Certificate of Designation in respective Series A Preferred Stock), Exhibit B thereto (a form of Rights Certificate) and Exhibit C thereto (the Summary of Rights) are attached hereto as Exhibit 4.1 and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to the Rights Agreement.

Item 2.  Exhibits.
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         4.1      Rights Agreement dated as of March 4, 1997 between Company and
                  Bank of New York and Exhibits A, B and C thereto.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     ORTHOLOGIC CORP.
                                     Registrant



Date:   March 5, 1997                By: /s/ Allan M. Weinstein
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                                     Name:  Allan M. Weinstein

                                     Title: Chairman and Chief Executive Officer